Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company
Fording Canadian Coal Trust (“Fording” or the “Trust”)
1000, 205 — 9th Avenue S.E.
Calgary, Alberta T2G 0R4
2.	Date of Material Change
September 30, 2008.
3.	News Release
Press releases with respect to the material change described herein were issued by Fording and jointly by Fording and Teck Cominco Limited (“Teck”) on September 30, 2008 and disseminated through the facilities of Marketwire. Copies of the press releases are available on SEDAR at www.sedar.com.
4.	Summary of Material Change
Fording announced on September 30, 2008 that the Fording securityholders approved the plan of arrangement (the “Arrangement”) respecting the sale of Fording’s assets to Teck and that Fording’s Premium Distribution™ and Distribution Reinvestment Plan (the “DRIP”) terminated effective September 30, 2008. Fording also announced on September 30, 2008, along with Teck, that: (i) the Court of Queen’s Bench of Alberta issued its final order approving the Arrangement (the “Final Order”), pursuant to which Fording will sell all of its assets to Teck; (ii) all required regulatory approvals for closing of the Arrangement have been obtained; (iii) Teck entered into definitive credit agreements relating to its US$9.8 billion bridge and term loan facilities which are being used to finance Teck’s acquisition of the Fording assets; and (iv) as a result of the foregoing, Fording and Teck confirmed to each other that all conditions to completion of the Arrangement have been satisfied or waived, and as such, September 30, 2008 represents the “Transaction Confirmation Date” for purposes of the arrangement agreement dated July 29, 2008 between Teck and Fording, as amended by an amending agreement made as of September 6, 2008 between Teck and Fording (collectively, the “Arrangement Agreement”).
5.	Full Description of the Material Change
Fording announced on September 30, 2008 that the Fording securityholders approved the Arrangement respecting the sale of Fording’s assets to Teck. The special resolution to approve the Arrangement (the “Arrangement Resolution”) received the support of 98.71% of the votes cast by holders (“Unitholders”) of units of Fording (“Units”), holders of phantom units of Fording and holders of exchange options of Fording, voting together as a single class, and 98.70% of the votes cast by Unitholders, voting separately as a class. In addition, 98.06% of the Units voted at the Meeting, excluding Units held by Teck and persons related or affiliated with Teck, were voted in favour of the Arrangement Resolution. Further, the DRIP terminated effective September 30, 2008.

Fording also announced on September 30, 2008, along with Teck, that the Court of Queen’s Bench of Alberta issued its Final Order, that all required regulatory approvals for closing of the Arrangement had been obtained and that Teck had entered into definitive credit agreements relating to its US$9.8 billion bridge and term loan facilities, which are being used to finance Teck’s acquisition of the Fording assets. The loan facilities are guaranteed by Teck’s wholly-owned subsidiary, Teck Cominco Metals Ltd. (“Metals”). The credit agreements contain customary representations and warranties, positive and negative covenants and events of default. The lenders under these facilities have confirmed that all conditions to borrowing under those facilities have been satisfied, other than payment of fees by Teck, completion of the 20 trading day “pre-closing period” as required by the Arrangement Agreement, initiation and completion of the transaction implementation procedure under the Arrangement Agreement substantially concurrently with the advance of funds under the credit facilities, and the absence of a “major default” (as defined in the credit agreements) by Teck prior to closing. The credit agreements define “major default” to include (i) a breach by Teck of its representations and warranties regarding the existence and corporate power and authority of Teck and its “material subsidiaries”, the authorization and enforceability of the credit agreements, the execution, delivery and performance of the credit agreements not violating in any material respect any laws or any agreements to which Teck or any material subsidiary is a party, the compliance by Teck and its material subsidiaries with laws and agreements in all material respects, the solvency of Teck and Metals, Teck and Metals not being an “investment company” under the U.S. Investment Company Act of 1940, and the Arrangement Agreement being in full force and effect and in compliance with applicable law and all approvals having been obtained thereunder, (ii) a breach by Teck of covenants relating to the use of proceeds of the loans under the credit agreements, completion of the Arrangement, and Teck or Metals at all times being the owner of the net profits interest being acquired as part of the Arrangement, and (iii) events of default regarding failure to pay principal, interest and fees under the credit agreements, or relating to the bankruptcy or insolvency of Teck or any material subsidiary or proceedings related thereto. The credit agreements have been filed by Teck on SEDAR and EDGAR.
As contemplated by the Arrangement Agreement, Fording and Teck confirmed to each other on September 30, 2008 that all conditions to completion of the Arrangement have been satisfied or waived. Therefore, September 30, 2008 represents the “Transaction Confirmation Date” for purposes of the Arrangement Agreement. Under the terms of the Arrangement Agreement, the 20 trading day “pre-closing period” during which Units will continue to trade commenced on October 1, 2008 and is expected to end on (and include) October 29, 2008. Subject to the exercise of certain limited termination rights in favour of the parties pursuant to the Arrangement Agreement, closing of the Arrangement will take place on the business day following the end of the pre-closing period, which is expected to be October 30, 2008. The termination rights include the right to terminate the transaction by mutual consent, the right of Teck to terminate the transaction in the event the amount of Residual Liabilities (as defined in the Arrangement Agreement) (net of current assets) exceeds certain agreed levels either as a result of a wilful violation of the Arrangement Agreement by Fording or in circumstances where exceeding such levels would constitute a material adverse change (as defined in the Arrangement Agreement), the right of either party to terminate if the closing of the Arrangement does not occur on or before December 30, 2008 and the right of either party to terminate if governmental or regulatory action prohibits the transaction, makes the transaction illegal or materially and adversely changes the anticipated tax treatment of the transaction.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
7.	Omitted Information
No information has been omitted from this report on the basis that such information is confidential.
8.	Executive Officer
The name and business number of an executive officer of the Trust that is knowledgeable about this material change is:
Jim Jones, Vice President, Human Resources and Legal Affairs (Secretary)
Telephone: (403) 260-9800
Facsimile: (403) 260-5221
9.	Date of Report
October 9, 2008.